UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-15256

Oi S.A. – In Judicial Reorganization
(Exact name of registrant as specified in its charter)

Rua Humberto de Campos, No. 425, 8th Floor

Leblon, Rio de Janeiro, RJ, Brazil, 22430-190

+55 21 3131-2918

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

American Depositary Shares, each representing five Common Shares, without par value

Preferred Shares, without par value

American Depositary Shares, each representing one Preferred Share, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A.	Oi S.A. – In Judicial Reorganization (the “Registrant”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about November 16, 2001, the date that the Registrant (formerly known as Brasil Telecom S.A.), listed its American Depositary Shares, evidencing its preferred shares, on the New York Stock Exchange.
B.	The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (“Commission”) rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold by the Registrant in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Form F-1 filed with the Commission and declared effective on November 13, 2018.

The Registrant’s securities have not been sold in the United States in a registered offering under the Securities Act during the preceding 12 months.

Item 3. Foreign Listing and Primary Trading Market

A.	The Registrant maintains a listing of its common shares, without par value (the “Common Shares”) and its preferred shares, without par value (the “Preferred Shares”), on the B3 – Brasil Bolsa Balcão S.A. (the “B3”), which is located in the City of São Paulo, State of São Paulo, Brazil. The B3 constitutes the primary trading market (as that term is defined in Rule 12h-6 under the Exchange Act) for the Common Shares and the Preferred Shares.

B.	Each of the Common Shares and the Preferred Shares were initially listed on the B3 (previously known as BM&FBOVESPA) in July 1992. The Registrant has maintained the listing of its Common Shares and Preferred Shares on the B3 since such date and continues to do so as of the date hereof, including for at least the 12 months preceding the filing of this Form 15F.
C.	During the 12-month period beginning October 27, 2020 and ending October 26, 2021, approximately 95.87% of the average daily trading volume (“ADTV”) of the Common Shares (including Common Shares represented by American Depositary Shares, each of which represented five Common Shares, or “Common ADSs”) occurred through the B3. During the 12-month period beginning October 27, 2020 and ending October 26, 2021, approximately 99.58% of the ADTV of the Preferred Shares (including Preferred Shares represented by American Depositary Shares, each of which represented one Preferred Share, or “Preferred ADSs”) occurred through the B3.

Item 4. Comparative Trading Volume Data

A.	The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on October 27, 2020 and ended on October 26, 2021 (the “Applicable Period”).
B.	The ADTV of the Common Shares (including Common Shares represented by Common ADSs) in the United States for the Applicable Period (including on-exchange and off-exchange transactions) was 4,751,625.60 Common Shares. The ADTV of the Common Shares (including Common Shares represented by Common ADSs) on a worldwide basis (including on-exchange and off-exchange transactions) for the Applicable Period was 114,990,714.67 Common Shares.

The ADTV of the Preferred Shares (including Preferred Shares represented by Preferred ADSs) in the United States for the Applicable Period (including on-exchange and off-exchange transactions) was 17,596.76 Preferred Shares. The ADTV of the Preferred Shares (including Preferred Shares represented by Preferred ADSs) worldwide (including on-exchange and off-exchange transactions) for the Applicable Period was 4,162,295.55 Preferred Shares.

C.	The ADTV of the Common Shares (including Common Shares represented by Common ADSs) in the United States for the Applicable Period was approximately 4.13% of the ADTV of the Common Shares (including Common Shares represented by Common ADSs) on a worldwide basis for the Applicable Period.

The ADTV of the Preferred Shares (including Preferred Shares represented by Preferred ADSs) in the United States for the Applicable Period was approximately 0.42% of the ADTV of the Preferred Shares  (including Preferred Shares represented by Preferred ADSs) worldwide for the Applicable Period.

D.	The Common ADSs were delisted from the New York Stock Exchange (the “NYSE”) effective as of October 28, 2021. As of that date, the ADTV of the Common Shares (including Common Shares represented by Common ADSs) in the United States as a percentage of the ADTV of the Common Shares (including Common Shares represented by Common ADSs) on a worldwide basis for the preceding 12-month period was approximately 4.13%.
E.	The Registrant has not terminated its sponsored American Depositary Receipt facilities relating to its Common ADSs or Preferred ADSs.
F.	The source of the trading volume information used to determine whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	Pursuant to Rule 12h-6(h), on November 16, 2021, the Registrant published a notice in the United States disclosing its intent to terminate the registration of all classes of its registered securities under section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, which notice was submitted under cover of a Form 6-K on November 16, 2021.
B.	The notice was widely disseminated in the United States by PR Newswire and also posted on the Registrant’s website at https://ri.oi.com.br.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available on the Registrant’s website at https://ri.oi.com.br.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Oi S.A. – In Judicial Reorganization has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Oi S.A. – In Judicial Reorganization certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: November 16, 2021

Oi S.A. – In Judicial Reorganization

By: /s/ Cristiane Barretto Sales

Name: Cristiane Barretto Sales

Title: Chief Financial Officer